April 15, 2011

Michelle Roberts, Esq.

Office of Insurance Products

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Staff Comments to Rule 485(a) Filings for
File Nos. 333-153839 and 333-153840 (The Guardian Separate Account R)

Dear Ms. Roberts:

This letter follows up on recent discussions we have had with you and Ms. Joyce Pickholz regarding the numerical “Example” required by Item 3 of Form N-4.

As you know, the narrative that precedes the Example is required to explain to investors that the “Example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts.” The narrative is also required to explain that the Example assumes the maximum fees and expenses of any of the underlying portfolio companies. The narrative is silent, as are the applicable form instructions, as to what optional guarantee charges should be reflected in the Example when a product has such guarantees.

Notwithstanding this lack of explicit form requirements, we understand industry practice and applicable Staff positions, consistent with the stated intent of the Example (that is, assisting investors in comparing the contract offered by the prospectus with other variable annuity contracts), is to calculate the Example in a way that shows investors the most expensive way to purchase the contract. Accordingly, The Guardian Insurance & Annuity Company, Inc. (GIAC) uses the most expensive guarantee available under the contract – the GLWB – in calculating the Example. Similarly, GIAC uses the most expensive contract investment option available if a contract owner elects the GLWB – the Invesco/PIMCO growth allocation model. GIAC believes this is consistent with Instruction 21(b) of Form N-4, which requires the Example to reflect the deduction of the most expensive portfolio company, because contract owners electing the GLWB must allocate all of the contract value to one of four designated asset allocation models, and the Invesco/PIMCO growth allocation model is the most expensive such allocation model. GIAC believes this is also consistent with the Commission guidance provided in the 2002 release adopting amendments to Form N-4. This guidance states that a registrant “should not include mutually exclusive fees in the expense example, but should include the highest of such fees.” Although this guidance appears to be addressing death benefit option charges, we believe the guidance is equally applicable to all contract and portfolio company fees and charges.

Simply put, GIAC believes it would be potentially misleading to present an Example in its variable annuity prospectuses reflecting a combination of guarantee charges and portfolio company fees and expenses that is impossible for a contract owner to purchase. We understand that the Staff disagrees with this position, and believes that the Example should reflect the expenses of the most expensive individual portfolio company available under the contract. For the reasons above, we believe this would be misleading and not provide investors a sound basis for comparing the contract offered by the prospectus with other variable annuity contracts.

Moreover, we note that if our Examples were to reflect the most expensive portfolio company, then the Commission guidance provided in the 2002 adopting release would clearly require such Example to also reflect the most expensive combination of optional guarantees that a contract owner could elect while allocating contract value to such portfolio company. Our actuaries inform us that the resulting Example would reflect total expenses lower than our current Examples. If that is what the Staff requires, we believe strongly such a position would represent an elevation of form over substance, but GIAC will amend its Examples accordingly if so required. However, given that GIAC would need to file such revisions with the Commission in the next several days and would obviously want to reflect the revision in its May 1, 2011 prospectuses, we respectfully request a telephone conference with you and your colleagues as soon as possible to discuss whether such revision would be appropriate. Because this would represent such a fundamental change in the way GIAC calculates the Example and is such an important regulatory policy decision, we respectfully request that such decision reflect the input of Mr. William Kotapish, the Chief of the Office of Insurance Products, and that Mr. Kotapish participate in the conference call so that we can be assured that this policy is applied consistently to all registrants similarly situated.

Please call me at 212.598.7177, or Tom Conner of Sutherland Asbill & Brennan LLP, our outside counsel whom we consulted on this matter, at 202.383.0590, to set up a call at your earliest convenience.

Thank you again for your assistance throughout this matter.

Sincerely,

Stephanie Susens

Second Vice President

cc:	Joyce Pickholz, Esq.
William Kotapish, Esq.
Thomas Conner, Esq.